2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Walmart, Inc. (WMT)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rul but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Walmart, Inc. (WMT)
Vote Yes: Item #6 – Report on Antibiotics Use Standards

Annual Meeting: June 3, 2020

CONTACT: Christy Spees | cspees@asyousow.org

THE RESOLUTION

Shareholders request that Walmart issue a report, prepared at reasonable cost and excluding proprietary information, assessing strategies to strengthen the company’s existing supplier antibiotic use standards, such as prohibiting or restricting the routine use of medically important antibiotics by meat and poultry suppliers, and assess the costs and benefits to public health and the company compared to current practice.

RATIONALE FOR A YES VOTE: EXPOSURE TO MATERIAL RISK FROM ANTIBIOTIC RESISTANCE

Antibiotic resistant bacteria – known as superbugs – spread when antibiotics are overused in both humans and animals. Two thirds of the antibiotics important to human medicine sold in the U.S. are sold for use in animals; of these, the majority are used in cattle.

1)	Walmart is exposed to reputational risk as consumer concern about antibiotic resistance grows. Last year, news outlets reported finding antibiotic resistant bacteria in Walmart meat products, stoking public concern about the safety of Walmart’s meats. Consumers are increasingly driven by concerns for health, safety, and sustainability.

2)	Regulatory and legal risks increase as antibiotic resistance increases. More than 35,000 Americans die each year of antibiotic resistant infections caused in part by overuse of antibiotics in food animals. The Federal Department of Agriculture (FDA) increased certain federal restrictions on antibiotic use in farm animals in 2017; but public health advocates find such regulations insufficiently protective.

3)	Walmart does not provide shareholders with sufficient analysis and disclosure on managing its growing risk. While the company has disclosed goals to eliminate growth hormones from its newly established beef supply chain, it does not yet disclose goals to eliminate medically important antibiotics; nor does it report data on suppliers’ use of antibiotics.

2020 Proxy Memo Walmart, Inc. | Report on Antibiotics Use Standards

4)	Other major food companies are acting to reduce risk related to antibiotics in food animals. Peer companies have begun to affirmatively address these risks with meaningful policies and disclosure.

DISCUSSION

1.	WALMART FACES INCREASING REPUTATIONAL RISK ASSOCIATED WITH ITS MEAT PRODUCTS AND SUPERBUGS.

Public concern about superbugs – Late last year, an article in Newsweek magazine exposed Walmart pork products as containing antibiotic resistant bacteria,1 creating serious reputational risk to the company. Consumers are increasingly making shopping decisions based on health and safety concerns. Among such concern, surveyed consumers rank antibiotic- and hormone-free meat as a particularly high priority.2 If Walmart’s products continue to be connected to the spread of superbugs, consumers are likely to lose trust in the company.

Company’s increased control over its beef supply chain – Walmart announced in 2019 that it would create a new, vertical supply chain for Angus beef. While this decision provides the company with an opportunity for increased transparency into its beef supply, it also exposes the company to greater risks as a beef producer since beef production is a major contributor to the crisis of antibiotic resistance.

2.	REGULATORY AND LEGAL RISKS ARE INCREASING AS ANTIBIOTIC RESISTANCE THREATENS PUBLIC HEALTH.

Changing regulatory landscape – In 2017, the FDA released industry guidance disallowing the use of medically important antibiotics in food animals for the purpose of growth promotion. However, federal guidelines continue to allow producers to routinely use medically important antibiotics for disease prevention. This major loophole accounts for a significant amount of the continued overuse of these drugs, as animals may be considered by producers to be at risk of disease due to poor, unsanitary conditions on farms and feedlots.

The European Union, by comparison, in 2018 adopted a policy to ban all prophylactic use of medically important antibiotics in food animals (including for disease prevention) beginning in 2022. Following the EU’s lead, Public health advocates recommend adoption of this level of restriction in the U.S.; legislators have increasingly supported such a proposal.

Risk of legal liability – As antibiotic resistance spreads, many Americans will be infected with illnesses – sometimes fatal – that will no longer respond to existing antibiotics. Food companies that are allowing medically important antibiotics in their meat supply chains, and thereby creating antibiotic resistant superbugs, may face liability if their consumers fall victim to antibiotic-resistant illnesses. Given past media exposure regarding Walmart’s pork products containing superbugs, the company may be particularly vulnerable to legal challenges.

_____________________________

1 https://www.newsweek.com/walmart-pork-products-superbugs-resistant-critically-important-antibiotics-1473867

2 https://crestline.com/c/consumer-guilt-and-buying-dilemmas

2

2020 Proxy Memo Walmart, Inc. | Report on Antibiotics Use Standards

3.	WALMART DOES NOT PROVIDE SHAREHOLDERS WITH SUFFICIENT ANALYSIS AND DISCLOSURE ON MANAGING ITS RISKS RELATED TO ANTIBIOTIC RESISTANCE.

Currently, the company’s position statement on the use of antibiotics in food animals asks little more of suppliers than following existing (inadequate) federal regulations. The company has not outlined strategies or goals to proactively reduce its supply chain impact on antibiotic resistance and decrease its growing risk.

While Walmart asks its suppliers to report antibiotics use data to the company, the Company does not disclose information to shareholders regarding whether use of antibiotics is increasing or decreasing in its supply chain. Without this information, investors cannot assess whether – or to what extent – Walmart’s is addressing this issue.

4.	OTHER MAJOR FOOD COMPANIES HAVE DEMONSTRATED LEADING STRATEGIES TO MANAGE THESE RISKS.

Almost all of the top 25 fast food restaurant chains in the U.S. now have a policy to eliminate the use of medically important antibiotics in chicken.3 As a result, the sales of antibiotics for use in chicken have decreased significantly in recent years.4 Certain leading companies are now working to reduce antibiotics risks in the production of beef. McDonald’s acted in 2018 by announcing a pilot policy to eliminate routine use of medically important antibiotics (including for disease prevention) by beef suppliers in its top 10 global markets.5 The company will establish targets and begin reporting antibiotics use data in 2022. McDonald’s, like Walmart, is one of the country’s largest purchasers of beef, and is recognizing the monumental impact of its scale on the antibiotic resistance crisis. Wendy’s and Taco Bell (owned by Yum! Brands) have also announced strategies for reducing antibiotics in beef supply chains. In the retail sector, Whole Foods Market does not sell any meat products raised with antibiotics. As a major purveyor of meat across the nation, Walmart must follow peer companies and begin effectively addressing the issue of antibiotic resistance or face growing risk to its reputation and value.

RESPONSE TO WALMART’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

1.	“We expect our suppliers to help protect the integrity of the food we sell by complying with all federal, state, and local regulatory requirements, as well as Walmart’s food safety standards.”

The shareholder proposal does not question the compliance of the Company or its suppliers with applicable laws. Rather, it notes the inadequacy of current laws to sufficiently reduce risk and asks whether Walmart has plans to mitigate risks related to this urgent public health crisis.

_____________________________

3 https://www.nrdc.org/resources/chain-reaction-how-top-restaurants-rate-reducing-antibiotics-their-meat-supply

4 https://www.fda.gov/media/119332/download

5 https://www.asyousow.org/press-releases/mcdonalds-eliminate-overuse-antibiotics-beef

3

2020 Proxy Memo Walmart, Inc. | Report on Antibiotics Use Standards

2.	“Through our ‘Antibiotics in Farm Animals Position,’ which is available on our corporate website, we call for judicious use of medically important antibiotics and the elimination of using antibiotics for growth promotion.”

This statement suggests that Walmart is going above and beyond current federal regulation by asking suppliers to eliminate the use of antibiotics for growth promotion. However, FDA guidance already calls for this change (and in fact, growth promotion is now considered an “off label” use of antibiotics, effectively making this illegal.) Again, the company is merely asking suppliers to follow the law. The most problematic use of medically important antibiotics in food animals today is for disease prevention, not growth promotion. The company does not ask suppliers to reduce use for disease prevention.

3.	“We also support public reporting of antibiotic use as well as consistency of on-pack product claims to ensure clarity and usefulness of information to our customers and members.”

Walmart already asks its suppliers to report their own antibiotics use data to the company; it is therefore reasonable to assume that Walmart has access to such data and could disclose information to shareholders, customers, and members to demonstrate progress. By compiling and reporting generalized antibiotics use data, the company would be well positioned to outline a strategy to mitigate risks related to any suppliers currently using medically important antibiotics on a routine, prophylactic basis.

4.	“Animal science plays a central role in guiding animal welfare practices, but it does not always provide clear direction.”

FDA regulation on the use of antibiotics in food animals is unclear. By allowing producers to continue to routinely administer medically important antibiotics to animals for disease prevention, the current guidelines leave a major loophole for supplier interpretation, resulting in continued overuse of these lifesaving drugs. Walmart can provide clarity to investors by reporting how the company captures information on and oversees supplier antibiotics use and how such information guides its policies and purchasing decisions.

The science on antibiotic resistance, on the other hand, is clear. To prevent a global public health crisis, it is essential that animal producers restrict the use of antibiotics critical to treating and controlling human disease.

CONCLUSION

Vote “Yes” on this Shareholder Proposal requesting a report assessing strategies to strengthen the company’s existing supplier antibiotic use standards and assess the costs and benefits to public health and the company compared to current practice.

4

2020 Proxy Memo Walmart, Inc. | Report on Antibiotics Use Standards

Walmart has incredible power to help prevent the next global public health crisis. Recognizing the incredible economic impact of the current pandemic, it is more important than ever to retain all the tools in our existing medical toolkit. Antibiotics are essential to treating human illness; the use of these drugs to prevent illness in farm animals raised under crowded, unsanitary conditions is a threat to public health. Walmart has the ability to devise a robust strategy to ensure that its suppliers are reducing the use of medically important antibiotics. By disclosing its long-term plans to investors, the company can provide assurance that it will be safe from the myriad risks associated with growing antibiotic resistance.

We recognize that the COVID-19 pandemic is impacting Walmart’s daily operations and drawing significant attention of the board and management away from other long-term sustainability concerns, such as the one outlined in this proposal. At the same time, these times highlight the need for corporations to be proactive in contributing to national and global health preparedness. Antibiotics are currently a necessary, effective treatment for pneumonia and other complications related to COVID-19. We need these drugs to remain effective – for public health, and for the health of America’s corporate economy.

--

For questions, please contact Christy Spees, As You Sow, cspees@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

5